

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2019

Carl Firth, Ph.D.
Chief Executive Officer
ASLAN Pharmaceuticals Ltd.
83 Clemenceau Avenue #12-03 UE Square
Singapore

> **Re: ASLAN Pharmaceuticals Ltd.**
> **Registration Statement on Form F-3**
> **Filed October 31, 2019**
> **File No. 333-234405**

Dear Dr. Firth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Phillips